Exhibit 99.(a)(5)(x)

For Immediate Release	Press Release

PEEK Extends Tender Offer for Shares of LookSmart Until November 30, 2012

New York, October 29, 2012 - PEEK Investments LLC today issued the following statement:

"We have extended our third-party tender offer to purchase all of the outstanding shares of common stock of LookSmart, Ltd. (Nasdaq: LOOK) for $1.00 per share in cash. As extended, the tender offer is scheduled to expire at 5:00 P.M., New York time, on November 30, 2012. The tender offer was previously scheduled to expire at 5:00 P.M., New York time, on October 26, 2012. As of October 26, 2012, 5,105,622 shares had been deposited, which, together with the shares owned by PEEK's affiliates, represents approximately 45% of the total shares outstanding.

We extended the tender offer because we are currently engaged in negotiations with LookSmart with respect to possible board representation rights and related agreements and transactions. However, we cannot guarantee that the negotiations will be successful or that the tender offer will be consummated even if the negotiations are successful. We intend to amend and supplement the tender offer material we filed with the SEC to reflect such negotiations and other updates on or before October 31, 2012."

About PEEK Investments LLC

PEEK Investments LLC is a newly-formed Delaware limited liability company, organized for purposes of making the tender offer. PEEK is sponsored by a consortium of shareholders of LookSmart represented by Snowy August and Platinum Management (NY) LLC. As of the date hereof, the consortium may be deemed to be the largest shareholder of LookSmart as a group and beneficially own 2,591,312 (14.98%) of LookSmart's outstanding shares.

About the Tender Offer

This press release is intended to inform security holders or the public in general about a third-party tender offer by PEEK to purchase all of the outstanding shares of common stock of LookSmart, Ltd. for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, pursuant to the Schedule TO and other related tender offer material filed July 20, 2012 by PEEK with the SEC, as amended and supplemented. This press release is not an offer to purchase or a solicitation of an offer to sell any securities. Security holders are advised to read the material because it contains important information about the tender offer. Security holders may obtain the material for free at the web site maintained by the SEC at http://www.sec.gov. Security holders may request free copies of the material from us using the contact information herein.

About any Possible Proxy or Consent Solicitation

This press release is not a request for, or to execute or revoke or not execute or revoke, any proxy or consent. This press release is not intended to solicit, or result in the procurement, withholding, or revocation of, any proxy or consent. We are not asking you for any proxy or consent. You are requested not to send us a proxy or consent. Any such solicitation will be made pursuant to solicitation material filed with the SEC as required by law.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to factors that could cause actual results to differ materially from expected results, including assumptions that may not be correct or accurate due to risks related to LookSmart and other parties, circumstances, and conditions we cannot control or predict with certainty, the inherent uncertainty of future events, and other factors that may cause us to change our plans.

Source:	PEEK Investments LLC

Contacts:	Michael Onghai, CFA	Fletcher Clark Johnston
	President, Snowy August Management LLC	Legal Counsel, Securities Law Adviser Group LLC
	(917) 397-7234	(214) 808-3264
	michael@snowyaugust.com	fletcher.johnston@seclawgroup.com